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                             August 10, 2023

       Ashley Xin Wu
       Acting Chief Executive Officer
       HUYA Inc.
       Building A3, E-Park
       280 Hanxi Road
       Panyu District , Guangzhou 511446
       People   s Republic of China

                                                        Re: HUYA Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-38482

       Dear Ashley Xin Wu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with the VIE, page 3

   1. You disclose as a result of the contractual arrangements, you are the primary beneficiary of the VIE and its
subsidiaries, and HUYA Inc. has consolidated the financial results of operations, assets, and
liabilities of these companies in its consolidated financial statements under U.S.
GAAP. Please clarify your disclosure to indicate that you are the primary beneficiary of
the VIE for accounting purposes.
       Other Risks Related to Our Mainland China Operations, page 5

   2. Please clarify your disclosure to address how recent statements and regulatory actions by
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HUYA Inc.LastNameAshley Xin Wu
Comapany
August 10, NameHUYA
           2023        Inc.
August
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         China   s government, such as those related to the use of variable interest entities and data
         security or anti-monopoly concerns, have or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange.
Cash Flows through Our Organization, page 6

3. Please clarify your disclosures to explain whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law). Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Financial Information Related to the VIE (and VIEs Subsidiaries), page 8

4. We note your schedules labeled as "Selected Condensed Consolidated Statements of
         Operation Data", "Selected Condensed Consolidated Balance Sheets Data" and "Selected
         Condensed Consolidated Cash Flows Data." Please note that these schedules should be labeled as Selected Condensed Consolidating Statements of Operation Data", "Selected
         Condensed Consolidating Balance Sheets Data" and "Selected Condensed Consolidating Cash Flows Data."
Summary Risk Factors, page 12

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
Risks Related to Doing Business in Mainland China, page 44

6. Please update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or
 Ashley Xin Wu
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HUYA Inc.LastNameAshley Xin Wu
Comapany
August 10, NameHUYA
           2023        Inc.
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         Hong Kong.
Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

7. We note your statement that you reviewed your register of members and public EDGAR filings in connection with your required submission under paragraph
(a). Please
         supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
8. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance,
         please tell us how the board members    current or prior memberships
on, or affiliations
         with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
9. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and Singapore. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
(h) Short-term deposits and long-term deposits, page F-22

10.      Please provide a detailed legal analysis regarding whether the Company and its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(A) of
         the Investment Company Act of 1940 (   Investment Company Act   ). In
your response,
         please address, in detail, each of the factors outlined in Tonapah Mining Company of
         Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
11. Please provide a detailed legal analysis regarding whether the Company or any of its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(C) of
         the Investment Company Act. In your response, please include all relevant calculations
 Ashley Xin Wu
HUYA Inc.
August 10, 2023
Page 4
         under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within
            cash and cash equivalents,       long-term investments,
short-term investments,       short-
         term deposits,       long-term deposits,    and    Amounts due from
Group companies    on your
         balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIE
are    investment
         securities    for purposes of Section 3(a)(2) of the Investment
Company Act.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions. Contact
Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameAshley Xin Wu                                 Sincerely,
Comapany NameHUYA Inc.
                                                                Division of
Corporation Finance
August 10, 2023 Page 4                                          Office of
Technology
FirstName LastName